Total Fund Solution
c/o U.S. Bank Global Fund Services
615 E. Michigan Street
Milwaukee, WI 53202

April 13, 2023

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:    Total Fund Solution (the “Trust”)
Securities Act Registration No: 333-258648
Investment Company Act Registration No: 811-23724

Dear Sir or Madam:

Pursuant to Rule 485(a)(2) of the Securities Act of 1933, as amended, (the “1933 Act”), the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder, transmitted herewith on behalf of the Trust to add a new series, the Cromwell Greenspring Mid Cap Fund (the “Fund”), is Post-Effective Amendment No. 15 under the 1933 Act and Amendment No. 17 under the 1940 Act to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (626) 914-7363 or elaine.richards@usbank.com.

Very truly yours,

/s/ Elaine E. Richards

Elaine E. Richards
Secretary of Total Fund Solution

Enclosures